Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road, Beijing, China 100107 +86 (10) 8494-5799

June 22, 2018

Karl Hiller, Branch Chief

Joseph Klinko, Staff Accountant

Office of Natural Resources

U.S. Securities and Exchange Commission

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd.

SEC comment letter dated May 24, 2018 regarding Form 20-F for the Fiscal Year ended June 30, 2017 Filed September 28, 2017, File No. 001-34409

Dear Sirs:

On behalf of Recon Technology, Ltd. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the above-referenced letter.

Form 20-F for the Fiscal Year ended June 30, 2017

Note 7. Purchase Advances, Net, page F-14

1.	We note your response to prior comment one, concerning your accounting for and disclosures about purchase advances. Based on your response, it remains unclear why you do not believe FASB ASC 605-35-25-39 and 41 are applicable, as you previously indicated that purchase advances were incurred with the objective of securing contracts to complete three customer-specific projects, and considering this guidance covers costs incurred in anticipation of contracts, in advance of obtaining those contracts.

If the purchase advances referenced in your prior response were not intended to result in obtaining contracts, provide further details about the arrangements and explain how the facts and circumstances are not characteristic of the work that would be performed in the arrangements outlined in FASB ASC 605-35-15-2 and 3, and are instead encompassed in the arrangements outlined in FASB ASC 605-35-15-6, if this is your view. Otherwise, comply with the specific disclosure requirements referenced in our prior comment; and disclose your method of accounting for contracts and pre-contract costs.

The Company acknowledges the comments and concluded that FASB ASC 605-35-25-39 and 41 are applicable to us. We will include the following proposed disclosures in our significant accounting policies section of our footnotes in our future filings:

“Purchase Advances - Purchase advances are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenues and these advances are considered as pre-contract costs.

Pre-Contract Costs – The Company defers purchase advances made that it expects to be used in connection with the anticipated contracts, so long as recovery is considered probable, and recognized as inventory when the customized equipment is delivered and received. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the purchase advances, the Company evaluates the probable recoverability of the advance and charges the improbable recovery amounts as purchase advances allowances. The Company determines that the recovery of such purchase advances is improbable when the Company is unable to request that a supplier refund the purchase advances or obtain credits to change the purchase order to other customized equipment.

The Company evaluates its purchase advances on a semi-annually basis. If it expects to receive its customized equipment within one year, the purchase advances are classified as current assets. If it does not expect to utilize the purchase advances within one year, the purchase advances will be classified as long-term assets. As of June 30, 2018, 2017 and 2016, the Company expected to receive its purchased advances, net of allowance, within one year.

Contract Costs - Direct costs, such as material, labor, and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance, depreciation and amortization are included in the inventory work-in-process and recognized as cost of revenues when the product is shipped and accepted. The Company uses the completed contract method for revenue recognition. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue and deferred revenue if there is any requirement of quality assurance or maintenance per contract. Deferred revenue varies from 5% to 10% of contract amount and the period after which such revenue is recognized is generally one year following installation. The Company does not confirm revenue from deferred items until the end of the whole maintenance period. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

As of June 30, 2018, 2017 and 2016, except for the Projects mentioned in our prior response, the Company has no contract with processing period above one year. In addition, we hereby confirm that we will adopt ASC 606 on July 1, 2018 and such presentation will be disclosed in our June 30, 2018 Form 20-F.

2.	We believe that you will need to more clearly disclose the nature of and reasons for significant purchase advances, including a description of any related and expected future revenue generating activity, the timeframe in which such activity is planned, and any uncertainties regarding the prospect for recovering the amounts. You should also expand your Critical Accounting Policies and Estimates disclosure to address the key assumptions underlying your accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on your financial statements. If you prefer to limit compliance to future filings, please submit the revisions that you propose and explain your rationale and view as to the materiality of current arrangements.

The Company acknowledges the comments and will disclose the following proposed disclosure in our liquidity and capital resource section to more clearly disclose the nature of and reasons for significant purchase advances, including a description of any related and expected future revenue generating activity, the timeframe in which such activities is planned, and any uncertainties regarding the prospect for recovering the amounts as follows:

“Purchase Advances

Purchase advances are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenues and these advances are considered as pre-contract costs. As of June 30, 2018, we prepaid approximately ¥XX purchase advances to our suppliers as compared to approximately ¥11.5 million at June 30, 2017. The change in purchase advances is mainly due to the change in our anticipation of securing new sales contacts and to secure the materials for our timely performance under such contracts. The production of our product required custom-made equipment from our suppliers. To ensure that we can secure the required customized equipment, we would need to make full prepayment for our intended purchases. As a standard practice in the petroleum extraction industry, we generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by our client. In order to secure timely purchase delivery and to meet our product delivery schedule, we normally would prepay for the purchase advances if we believe that we are more than likely to win the bid for the sales contract. After winning the bid and the sale contract is secured, we normally need to deliver our products approximately within one week to six months. Based on our historical experience, we are generally able to realize our purchase advances on the customized equipment that we ordered. If we do not secure the sales contract after making prepayment, we seek to negotiate with our suppliers for them either to issue refund of the purchase advances or issue credits for us to purchase similar products with similar models with our future contracts. If we determine that our suppliers are unlikely to refund or credit for future purchases or if we are unlikely to secure projects to use those products in the foreseeable future, we provide a 100% allowance on the improbable recovery amounts.”

We also will expand our disclosure in our Critical Accounting Policies and Estimates section to address the key assumptions underlying our accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on our financial statements as follows:

“Estimates and assumptions - The preparation of the consolidated financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets and the fair value of share- based payments. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for doubtful accounts related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If the Company does not secure the sales contract after making prepayment, its seeks to negotiate with its suppliers for them either to refund the purchase advances or issue credits for the Company to purchase similar products with similar models with its future contracts. If the Company determines that its suppliers are unlikely to refund or credit for future purchases or if it is unlikely to secure projects to use those products in the foreseeable future, the Company provides a 100% allowance on the specific advances. As of June 30, 2018, the Company has approximately ¥XX of purchase advances that it are still pending of securing sales contract bid, of which we estimate ¥XX will not be realizable and have accordingly provided an allowance. In addition, we have written off ¥XX during the year ended June 30, 2018 that have aged more than two years and the Company does not expect to recover the amount in the near future. The balance of ¥XX of such allowance remains outstanding at June 30, 2018 as it has not yet exceeded two years in aging or otherwise been deemed uncollectible.”

The Company confirms that its annual report on Form 20-F for the year ending June 30, 2018 will address matters relating to the status of uncertainties as to its order book, prepayments and recovery of prepayments and performance under existing contracts.

Thank you in advance for your assistance in reviewing this response. Should you have any questions with respect to the above response, please contact me.

Sincerely,
Recon Technology, Ltd.

By:	/s/ Jia Liu
Name:	Jia Liu
Its:	Chief Financial Officer

cc: Anthony Basch, Partner, Kaufman & Canoles, P.C.

Joy Pan, Partner, Friedman LLP